October 28, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Jennifer Thompson, Accounting Branch Chief

Re:                             NRG Energy, Inc., NRG Yield, Inc. and GenOn Energy, Inc.

Forms 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File Nos. 001-15891, 001-36002 and 001-16455

Dear Ms. Thompson:

We hereby respond to the comments made by the Staff in your letter dated October 15, 2015 related to the above referenced filings of NRG Energy, Inc. (the “Company”), NRG Yield, Inc. and GenOn Energy, Inc. Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold, and the Company’s responses are as follows:

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion of the results of operations for the years ended December 31, 2014, and 2013, page 64

1.              We note your response to comment 1. It was previously unclear to us that your analysis of operating revenue and gross margin beginning on page 65 excluded the gains and losses on hedging activities that are classified within operating revenues. It appears that you are presenting a non-GAAP measure of revenue, and therefore of gross margin, within your MD&A analysis of gross margin, and it does not appear that you have provided the required non-GAAP disclosures. Please revise future filings to provide the disclosures required by Item 10(e) of Regulation S-K, and revise the title of the non-GAAP measures that you present within your MD&A analysis of gross margin to clearly indicate that these measures differ from the GAAP measures of revenue and gross margin.

The Company acknowledges that our presentation of gross margin excludes mark-to-market gains and losses on economic hedging activities in both operating revenues and operating costs, as well as the amortization of contracts and emissions credits that were acquired in acquisitions.  We agree that excluding mark-to-market gains and losses on economic hedging activities and contract and emissions credit amortization results in the presentation of a non-GAAP measure, therefore we will rename this measure as “economic gross margin” throughout our filings and provided a table that details the line items that make up economic gross margin and reconcile the totals to revenue and cost of operations as reported on the consolidated statement of operations.  This will be provided for each of our operating segments and regions. The following is the description of economic gross margin that we intend to include in our future filings, beginning with our third quarter 10-Q for NRG Energy, Inc., GenOn Energy, Inc. and NRG Yield, Inc.  We have also provided an example of the detailed reconciliation of economic gross margin we intend to include, which presents the composition of economic gross margin for each operating segment and region. The individual line items presented reconcile back to the totals in the consolidated table.

Economic gross margin

The Company evaluates its operating performance using the measure of economic gross margin, which is not a GAAP measure and may not be comparable to other companies’ presentations or deemed more useful than the GAAP information provided elsewhere in this report.  Economic gross margin is defined as the combination of energy revenue, capacity revenue, retail revenue and other revenue, less cost of sales.

Economic gross margin excludes the following elements from gross margin: mark-to-market gains or losses on economic hedging activities, contract amortization and emission credit amortization.

The following tables present the composition of economic gross margin for the three months ended September 30, 2015 and 2014:

Three months ended September 30, 2015
	NRG Business						NRG Home
(In millions)	Gulf Coast	East	West	B2B	Eliminations	Subtotal	Retail	Solar	NRG Renew	NRG Yield	Eliminations /Corporate	Total
Energy revenue	$	$	$	$	$	$	$	$	$	$	$	$
Capacity revenue
Retail revenue
Other revenue
Operating revenue
Cost of sales
Economic gross margin	$	$	$	$	$	$	$	$	$	$	$	$

Three months ended September 30, 2014
	NRG Business						NRG Home
(In millions)	Gulf Coast	East	West	B2B	Eliminations	Subtotal	Retail	Solar	NRG Renew	NRG Yield	Eliminations /Corporate	Total
Energy revenue	$	$	$	$	$	$	$	$	$	$	$	$
Capacity revenue
Retail revenue
Other revenue
Operating revenue
Cost of sales
Economic gross margin	$	$	$	$	$	$	$	$	$	$	$	$

Note 18 —  Segment Reporting, page 180

2.              We note your response to comments 5 — 7, and we appreciate the additional information that you shared with us during the conference call held on October 15, 2015. To assist us with understanding how you historically concluded your NRG Business was one operating segment, please address the following issues in the context of comparing and contrasting the roles and responsibilities of the President of NRG Business to that of the Regional East, West and Gulf Coast Presidents:

•                  Explain to us in more detail the participation of the Regional Presidents versus the President of NRG Business in the monthly meetings with the CEO. In this regard, tell us what role your Regional Presidents had in explaining any variances between actual and budgeted financial or operating metrics to the CEO in the monthly meetings and who was ultimately held accountable by the CEO for the performance and results of the geographic regions. Tell us in more detail how you considered these roles when determining at what level the CEO allocates resources and evaluates performance for the NRG Business segment.

The Regional Presidents are present for the monthly meetings with the CEO to discuss growth and development activities specific to their region and the impact on budget versus actual financial information if material. They also assist the President of NRG Business in explaining certain variances as they relate to their region, as the Regional Presidents are coordinators within their region across all business lines.   Also present in these meetings, as necessary, are direct reports of the President of NRG Business responsible for plant operations and commercial operations to assist in explaining significant variances between actual and budgeted financial and operating metrics.  While explanations of variances may be provided by various individuals, the President of NRG Business is responsible for day-to-day plant operations and commercial operations for all regions within Business, which represent the majority of variances between actual and budgeted financial information.  Because the President of NRG Business is directly accountable to the CEO (CODM) for the performance and results of all of the regions and lines of business within our Business segment, and maintains regular contact with the CEO to discuss the most significant impacts to operating activities, financial results, forecasts or plans for the NRG Business segment, the Company considers NRG Business the operating segment.

•                  Explain to us in more detail the level of control that the Regional Presidents have over operations in their regions versus the level of control held by the President of NRG Business. Also tell us in more detail the extent to which the Regional Presidents and the President of NRG Business are compensated based on performance of the regions or NRG Business as a whole. Tell us in more detail how you considered any link between compensation and responsibility when determining at what level the CEO allocates resources and evaluates performance for the NRG Business segment.

As described above and in our previous responses, the President of NRG Business is responsible for overall plant operations and commercial operations, which represents the majority of operations within the NRG Business regions and has the most significant impact on our results.  The Regional Presidents are best described as coordinators for regional operating activities, however, their primary focus is on growth and development activities within their regions, which are more forward-looking and have a less significant impact on our actual results.

Because the Regional Presidents reside within a certain region, approximately 20% of their compensation is based upon the metrics within their region, such as regional adjusted EBITDA, safety and environmental targets at regional plants and office locations.  The theory is that the development activity that the Regional Presidents are committed to would ultimately impact their region’s metrics and therefore it is reasonable for their compensation to be tied to some aspect of the region.  Another 20% of the Regional Presidents compensation is dependent on goals related to development of sales across multiple lines of business including new growth projects.  The remaining portion of the Regional Presidents compensation is tied to Companywide metrics, including consolidated adjusted EBITDA, consolidated adjusted free cash flow and achievement of specific individual goals.

Approximately 75% of the compensation for the President of NRG Business is based upon overall Company metrics, such as Corporate safety and environmental initiatives which include all plants and office locations, growing the Company through development and delivering on certain growth plans, maximizing operating income of our Commercial Operations business, consolidated adjusted EBITDA and consolidated adjusted free cash flow.  Companywide metrics are significantly driven by the results of Commercial Operations and Plant Operations, both of which are the responsibility of the President of NRG Business.    The remaining portion of the President of NRG Business compensation is dependent upon the achievement of individual goals and people leadership/ talent management goals.

A significant portion of the compensation for the President of NRG Business is tied to metrics for which he is directly responsible and that are specific to NRG Business.  A small portion of the Regional Presidents’ compensation is tied to regional metrics that are within their control.

•                  Please elaborate further on the involvement of your Regional Presidents versus the President of NRG Business in the annual budgeting process. Also explain to what extent these individuals are involved in any changes to the budget, including new capital expenditures, which arise during the year, along with the extent to which these individuals are held accountable for the outcome of any such changes.

Each region develops separate budgets for base operations and growth opportunities.  The Commercial Operations group develops the base operations budget along with assistance from Plant Operations, both reporting up through the President of NRG Business, which may include input from the Regional Presidents.  The Regional Presidents primary responsibility is to develop the budgets for growth and development opportunities with assistance from their business development teams.  The President of NRG Business reviews and approves the base operational budgets and assists with growth budgets, as necessary.

Changes to the budget during the year may result from changes to external factors such as commodity prices or market changes, or from changes initiated by Commercial Operations, Plant Operations or Regional Presidents.    Regional Presidents may suggest changes to growth and development projects. The President of NRG Business must approve any significant changes or new capital expenditures which would arise during the year.  If the amounts exceed certain thresholds, then approval would be required by the CEO or Board of Directors depending on the significance.  The accountability of these individuals is addressed above in our responses detailing compensation arrangements and discussion of budget to actual variance analyses.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact David Callen, Vice President and Chief Accounting Officer, at (609) 524-4734, Brian Curci, Deputy General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews

Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:                                Brian Curci, Esq., Deputy General Counsel, NRG Energy, Inc.

David Callen, Chief Accounting Officer, NRG Energy, Inc.